SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 or 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2005

Commission File Number : 1-14118

PRESS RELEASE #09/05

QUEBECOR WORLD RESPONDS TO MOODY'S ANNOUNCEMENT

        QUEBECOR WORLD INC.

(Translation of Registrant's Name into English)

612 Saint-Jacques Street, Montreal, Quebec H3C 4M8

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

                Form 20-F                                         Form 40-F     X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)(1): _____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Fork 6-K in paper as permitted by Regulation S-T Rule 101 (b) (7): _____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                 Yes                                        No    X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-___________________.

August 26, 2005                                                                                                                                   09/05

For immediate release                                                                                                                     page 1 of 2

QUEBECOR WORLD RESPONDS TO MOODY'S ANNOUNCEMENT

Montréal, Canada – In light of today's surprising decision by Moody's to reduce the rating of Quebecor World Inc., the Company reaffirms that its credit ratios have in fact been improving despite unfavourable market conditions.

  The Company generated strong free cash flow of $183 million in 2003 and $319 million in 2004

As of year-end 2003 and 2004

  Debt/EBITDA ratio improved from 3.0 to 2.3
  Debt/Capitalization improved from 44.3% to 42.7%
  EBITDA coverage of interest expense improved from 3.8 to 6.4

The Company notes that Moody's adjusted definition of debt includes unfunded pension liabilities, preferred shares, as well as capitalized operating leases and securitization. Moody's decision to downgrade Quebecor World's rating reflects this interpretation of the Company's balance sheet, as well as its repurchase of shares under a normal course program.

Quebecor World's financial policy takes into account the interests of all its key stakeholders, including creditors, shareholders, customers and employees. Quebecor World's credit ratios should continue to improve in the upcoming years. To illustrate this, Quebecor World's free cash flow for the first six months of 2005 increased $55 million compared to the same period in 2004. Free cash flow for first half of 2005 was $36.9 million compared to ($18.2) million for the first half of 2004.

As of June 30 2005 and 2004

  Debt/EBITDA ratio improved from 2.7 to 2.4
  Debt/Capitalization improved from 45.2% to 43.1%
  EBITDA coverage of interest expense improved from 4.8 to 6.5

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These ratios should continue to improve taking into account our important investment plan recently announced which will make the Company one of the best-equipped manufacturers in the industry, to better service our customers and improve our competitive position.

Quebecor World Inc. (NYSE: IQW, TSX: IQW.SV) is one of the largest commercial printers in the world. It is a market leader in most of its major product categories which include Magazines, inserts and circulars, books, catalogs, specialty printing and direct mail, directories, digital pre-media, logistics, mail list technologies and other value added services. The Company has approximately 35,000 employees working in more than 160 printing and related facilities in the United States, Canada, Brazil, France, the United Kingdom, Belgium, Spain, Austria, Sweden, Switzerland, Finland, Chile, Argentina, Peru, Colombia, Mexico and India.

Web address: www.quebecorworld.com

For further Information contact:
Jeremy Roberts Vice President, Corporate Finance and Treasurer Quebecor World Inc. (514) 877-5118 (800) 567-7070
Tony Ross Director, Communications Quebecor World Inc. (514) 877-5317 (800) 567-7070

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

QUEBECOR WORLD INC.

By: /s/ Claudine Tremblay

Name:   Claudine Tremblay
Title:      Assistant Secretary

Date:     August 30, 2005